Exhibit 16.1

April 18, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated April 18, 2023, of Aprea Therapeutics, Inc. and are in agreement with the statements contained in paragraphs one, three and four therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP